SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                               SL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784413106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 37 Pages)


---------------------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 2 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           503,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       503,000
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     503,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 3 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           518,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       518,300
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     518,300
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 4 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           112,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       112,200
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     112,200
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 5 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           112,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       112,200
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     112,200
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 6 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     GLEN KASSAN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH      ---------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     -0-
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 7 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-

                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     -0-
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 8 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     -0-
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 9 of 37 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     THE SL FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           630,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       630,500
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     630,500
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     OO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 10 of 37 Pages
-------------------------------                       --------------------------


         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

   Item 2 is hereby amended and restated as follows:

Item 2.           Identity and Background.
                  -----------------------

                  (a) This Statement is filed on behalf of Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), Mark E. Schwarz, Glen Kassan, James R. Henderson, Steven Wolosky and The SL Full Value Committee (the "Committee").

                  Steel Partners L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Newcastle is a Texas limited partnership. Mark E. Schwarz is the sole general partner of Newcastle. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities.

                  James R. Henderson and Glen Kassan are Vice Presidents of Partners LLC and are employees of Steel Partners Services, Ltd., an affiliate of Steel Partners II.

                  Steven Wolosky is a partner in the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

                  The Committee is composed of Messrs. Lichtenstein, Schwarz, Kassan, Henderson and Wolosky. The Committee is not a business entity and has no place of organization.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. By virtue of his position with Newcastle, Mark E. Schwarz has the power to vote and dispose of the Issuer's Shares owned by Newcastle. Each of the Reporting Persons is party to the Joint Filing Agreement (the "Joint Filing Agreement") as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of Steel Partners II, Warren G. Lichtenstein, James R. Henderson, Glen Kassan and the

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 11 of 37 Pages
-------------------------------                       --------------------------


Committee is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  The principal business address of Newcastle and Mark E. Schwarz is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

                  The principal business address of Steven Wolosky is 505 Park Avenue, New York, New York 10022.

                  (c) The principal business/occupation of Steel Partners II and Messrs. Lichtenstein, Henderson and Kassan is investing in the securities of small cap companies.

                  The principal business/occupation of Newcastle and Mr. Schwarz
is  the  purchase,  sale,  exchange,   acquisition  and  holding  of  investment
securities.

                  Steven Wolosky is a partner in the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                  (f) Messrs. Lichtenstein, Schwarz, Henderson, Kassan and Wolosky are citizens of the United States of America.

   Item 3 is hereby amended and restated as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  (a) The aggregate purchase price of the 503,000 Shares of Common Stock owned by Steel Partners II is $4,355,356. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the 15,300 Shares of Common Stock purchased by Mr. Lichtenstein is approximately $55,712 and came from his personal funds.

                  (b) The aggregate purchase price of the 112,200 Shares of Common Stock owned by Newcastle is $1,142,290.65. The Shares of Common Stock owned by Newcastle were acquired with partnership funds.

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 12 of 37 Pages
-------------------------------                       --------------------------


   Item 4 is hereby amended to add the following:

                  On February 15, 2001, Steel Partners II delivered a letter to the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Nomination Letter"), to nominate Warren G. Lichtenstein, Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky, as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Stockholders of the Issuer scheduled to be held on or around April 20, 2001.

                  On February 16, 2001, the Committee delivered a letter to Owen Farren, President and Chief Executive Officer of the Issuer, a copy of which is attached as an exhibit and incorporated herein by reference, expressing the Committee's concern that the Board has not enhanced shareholder value and that the election of Steel Partners II's slate of nominees is the best means to create short-term value for the Issuer's shareholders.

   Item 5(a)-(b) is hereby amended and restated as follows:

                  (a)-(b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,648,718 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

                  As of the close of business on February 15, 2001, Steel Partners II beneficially owned 503,000 Shares of Common Stock constituting approximately 8.9% of the Shares outstanding. Mr. Lichtenstein beneficially owned 518,300 Shares, representing approximately 9.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 15,300 Shares owned by him and the 503,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  As of the close of business on February 15, 2001, Newcastle beneficially owned 112,200 Shares of Common Stock constituting approximately 2.0% of the Shares outstanding. Mr. Schwarz beneficially owned 112,200 Shares of Common Stock constituting approximately 2.0% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 112,200 Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 13 of 37 Pages
-------------------------------                       --------------------------


                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock during the past sixty days by the Reporting Persons.

   Item 6 is hereby amended to add the following:

                  On February 15, 2001, Steel Partners II, Warren G. Lichtenstein, Newcastle, Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky (collectively, the "Group") entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of the Issuer, (ii) the parties agreed to form The SL Full Value Committee for the purpose of soliciting proxies or written consents for the election of Messrs. Lichtenstein, Schwarz, Kassan, Henderson and Wolosky, or any other person(s) nominated by Steel Partners II, to the Board of Directors of the Issuer at the Annual Meeting of Stockholders, and (iii) Steel Partners II agreed to bear all expenses incurred in connection with the Group's activities, including approved expenses incurred by any of the parties in the solicitation of proxies or written consents by The SL Full Value Committee. The Joint Filing Agreement is attached hereto as an exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement.

   Item 7 is hereby amended to add the following exhibits:

                  2. Joint Filing Agreement by and among Steel Partners II, L.P., Warren G. Lichtenstein, Newcastle Partners, L.P., Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky dated as of February 15, 2001.

                  3. Director Nomination Letter from Steel Partners II, L.P. to SL Industries, Inc. dated February 15, 2001.

                  4. Letter from The SL Full Value Committee to Owen Farren dated February 16, 2001.

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 14 of 37 Pages
-------------------------------                       --------------------------


                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 15, 2001           STEEL PARTNERS II, L.P.

                                         By:      Steel Partners, L.L.C.
                                                  General Partner

                                         By:  /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    NEWCASTLE PARTNERS, L.P.

                                         By:  /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Name: Mark E. Schwarz
                                              Title: General Partner

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    MARK E. SCHWARZ


                                    /s/ Glen Kassan
                                    --------------------------------------------
                                    GLEN KASSAN


                                    /s/ James R. Henderson
                                    --------------------------------------------
                                    JAMES R. HENDERSON


                                    /s/ Steven Wolosky
                                    --------------------------------------------
                                    STEVEN WOLOSKY

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 15 of 37 Pages
-------------------------------                       --------------------------


                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock              Price Per                     Date of
      Purchased                       Share                      Purchase
      ---------                       -----                      --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          500                       $10.86250                    12/18/00
          700                       $10.98750                    12/20/00
        1,500                       $10.34170                    12/22/00
        5,100                       $10.67500                    12/26/00
        3,500                       $11.22860                    12/28/00
        2,500                       $11.45000                    12/29/00
       18,300                       $11.10460                    01/04/01
        1,800                       $11.05000                    01/05/01
        3,500                       $10.92500                    01/08/01
          200                       $10.80000                    01/11/01
          500                       $11.05000                    01/18/01
        2,500                       $11.28750                    01/22/01
       15,600                       $11.30000                    01/23/01
        6,500                       $11.75460                    02/02/01


                             WARREN G. LICHTENSTEIN
                             ----------------------

                                      NONE


                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

                                      NONE


                                 MARK E. SCHWARZ
                                 ---------------

                                      NONE

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 16 of 37 Pages
-------------------------------                       --------------------------


                                   GLEN KASSAN
                                   -----------

                                      NONE


                               JAMES R. HENDERSON
                               ------------------

                                      NONE


                                 STEVEN WOLOSKY
                                 --------------

                                      NONE

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 17 of 37 Pages
-------------------------------                       --------------------------


                                  EXHIBIT INDEX



Exhibit                                                                  Page
-------                                                                  ----
1.   Joint Filing Agreement by and among
     Steel Partners II, L.P. and Warren G.
     Lichtenstein dated as of June 20, 1997
     (previously filed).

2.   Joint Filing Agreement by and among                               18 to 20
     Steel Partners II, L.P., Warren G.
     Lichtenstein, Newcastle Partners,
     L.P., Mark E. Schwarz, Glen Kassan,
     James R. Henderson and Steven Wolosky
     dated as of February 15, 2001.

3.   Director Nomination Letter from Steel                             21 to 35
     Partners II, L.P. to SL Industries,
     Inc. dated February 15, 2001.

4.   Letter from The SL Full Value Committee                           36 to 37
     to Owen Farren dated February 16,
     2001.

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 18 of 37 Pages
-------------------------------                       --------------------------


                             JOINT FILING AGREEMENT

                  WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of SL Industries, Inc., a New Jersey corporation ("SL");

                  WHEREAS, Steel Partners II, L.P., a Delaware limited partnership ("Steel"), Warren G. Lichtenstein, Newcastle Partners, L.P., a Texas limited partnership, Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky wish to form a group (the "Group") with regard to their investment in SL.

                  NOW, IT IS AGREED, this 15th day of February, 2001 by the parties hereto:

                  1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of SL (the "Shares").

                  2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP ("Olshan") of (i) any of their purchases or sales of Shares; or (ii) any Shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  3. The parties agree to form The SL Full Value Committee for the purpose of soliciting proxies or written consents for the election of Messrs. Lichtenstein, Schwarz, Kassan, Henderson and Wolosky, or any other person(s) nominated by Steel, to the SL Board of Directors at the next annual meeting of stockholders.

                  4. Steel hereby agrees to bear all expenses incurred in connection with the Group's activities, including expenses incurred by any of the parties in a solicitation of proxies or written consents by The SL Full Value Committee. Notwithstanding the foregoing, Steel shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without Steel's prior written consent.

                  5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell Shares of SL, as it deems appropriate, in its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 19 of 37 Pages
-------------------------------                       --------------------------


                  6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  8. Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 755-1467.

                  9. Each party acknowledges that Olshan shall act as counsel for both the Group and Steel.

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 20 of 37 Pages
-------------------------------                       --------------------------


                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                    STEEL PARTNERS II, L.P.

                                         By:      Steel Partners, L.L.C.
                                                  General Partner

                                         By:  /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    NEWCASTLE PARTNERS, L.P.

                                         By:  /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Name: Mark E. Schwarz
                                              Title: General Partner

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    MARK E. SCHWARZ


                                    /s/ Glen Kassan
                                    --------------------------------------------
                                    GLEN KASSAN


                                    /s/ James R. Henderson
                                    --------------------------------------------
                                    JAMES R. HENDERSON


                                    /s/ Steven Wolosky
                                    --------------------------------------------
                                    STEVEN WOLOSKY

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 21 of 37 Pages
-------------------------------                       --------------------------


                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022



                                                               February 15, 2001


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054
Attention: Corporate Secretary

   Re: Notice of Intention to Nominate Individuals for Election as Directors at the 2001 Annual Meeting of Stockholders of SL Industries, Inc.
        --------------------------------------------------------------

Ladies and Gentlemen:

         This letter shall serve to satisfy the advance notice  requirements  of
Article III, Section 12 of the Bylaws, as amended (the "Bylaws") of SL Industries, Inc. ("SL" or the "Company") as to the nomination by Steel Partners II, L.P., a Delaware limited partnership ("Steel"), of five nominees for election to the Board of Directors of SL (the "SL Board") at the next annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

         This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Steel is the beneficial owner and/or owner of record of at least 503,000 shares of common stock, $.20 par value per share, of SL (the "Common Stock"). Steel's address is 150 East 52nd Street, 21st Floor, New York, New York 10022, and it holds certain of its shares of Common Stock through the Depository Trust Company, whose address is 55 Water Street, 50th Floor, New York, New York 10041. Through this Notice, Steel hereby nominates and notifies you of its intent to nominate Warren G. Lichtenstein, Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky as nominees (the "Nominees") to be elected to the SL Board at the Annual Meeting. To the extent there are in excess of eight (8) vacancies on the SL Board to be filled by election at the Annual Meeting or SL increases the size of the SL Board above its existing size, Steel reserves the right to nominate additional nominees to be elected to the SL Board at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel that any attempt to increase the size of the current SL Board constitutes an unlawful manipulation of SL's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Steel. The information concerning the Nominees required by Article III,

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 22 of 37 Pages
-------------------------------                       --------------------------


Section 12 of the Bylaws and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are as follows:

         (i) The information concerning the Nominees required by Regulation 14A of the Exchange Act is as follows:

         Warren G. Lichtenstein (35) has served as the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P., since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd., the general partner of Steel Partners Associates, L.P., which was the general partner of Steel, from 1993 and prior to January 1, 1996. Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Tandycrafts, Inc., a manufacturer of picture frames and framed art; Gateway Industries, Inc., a provider of database development and website design and development services; WebFinancial Corporation, a commercial and consumer lender; Puroflow Incorporated, a designer and manufacturer of precision filtration devices; ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator procedures on military weapons; and CPX Corp., a company with no significant operating business. He is a former director of Saratoga Beverage Group, Inc., a beverage manufacturer and distributor, Alpha Technologies, Inc., an electronics components manufacturer, Tech-Sym Corporation, an electronics engineering and manufacturing company, and PLM International, Inc., an equipment leasing company. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation, a provider of products and systems for the acquisition and distribution of information over electronic communications media, from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the date hereof, Mr. Lichtenstein beneficially owned 518,300 shares of Common Stock, including 503,000 Shares owned by Steel. The business address of Mr. Lichtenstein is c/o Steel Partners II, L.P., 150 E. 52nd Street, 21st Floor, New York, New York 10022. Mr. Lichtenstein is not adverse to SL or any of its subsidiaries in any material legal proceedings. For information regarding Mr. Lichtenstein's purchases and sales of shares of Common Stock during the past two years, see Schedule I.

         In late 1995, Steel commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc., a provider of outpatient services and medical equipment rentals ("MICA"). MICA was ultimately sold for $11.75 per share, a 42% increase over the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel's proxy solicitation. In connection with this contest, MICA initiated an action against Steel, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al., Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Exchange Act. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 23 of 37 Pages
-------------------------------                       --------------------------


the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel would assume control of the Board of MICA. The Steel designees did not assume control because MICA was sold at a substantial premium to its market price.

         Mark E. Schwarz (40) has served as the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., formerly a Hunt-affiliated registered investment advisor from May 1993 to 1996. Mr. Schwarz currently serves as a director of the following companies: Bell Industries, Inc., a computer systems integrator; Tandycrafts, Inc., a manufacturer of picture frames and framed art; and Hallmark Financial Services, Inc., a property-and-casualty insurance holding company. From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin Corporation, a defense-electronics manufacturer. As of the date hereof, Mr. Schwarz beneficially owned an aggregate of 112,200 shares of Common Stock, all of which were owned directly by Newcastle. The business address of Mr. Schwarz is c/o Newcastle Partners, L.P., 200 Crescent Court, Suite 670, Dallas, Texas 75201. Mr. Schwarz is not adverse to SL or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Schwarz's purchases and sales of Common Stock during the past two years, see Schedule I.

         Glen Kassan (56) has served as a Vice-President of Steel LLC since October 1999. From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services company which he co-founded in 1994 and which he initially served as Vice Chairman and Chief Financial Officer. Mr. Kassan currently serves as a director of Tandycrafts, Inc., a manufacturer of picture frames and framed art. As of the date hereof, Mr. Kassan did not beneficially own any shares of Common Stock. Mr. Kassan has not purchased or sold any shares of Common Stock in the past two years. The business address of Mr. Kassan is c/o Steel Partners II, L.P., 150 East 52nd Street, 21st Floor, New York, New York 10022. Mr. Kassan is not adverse to SL or any of its subsidiaries in any material pending legal proceedings.

         James R. Henderson (42) has served as a Vice-President of Steel LLC since August 1999. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation, a defense-electronics manufacturer, which included a tenure as president and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin Corporation, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions provider. Mr. Henderson is a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator procedures on military weapons. As of the date hereof, Mr. Henderson did not beneficially own any shares of Common Stock. Mr. Henderson has not purchased or sold any shares of Common Stock in the past two years. The business address of Mr. Henderson is c/o Steel Partners II, L.P., 150

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 24 of 37 Pages
-------------------------------                       --------------------------


East 52nd Street, 21st Floor, New York, New York 10022. Mr. Henderson is not adverse to SL or any of its subsidiaries in any material pending legal proceedings.

         Steven Wolosky (43) has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel, for more than five years. Mr. Wolosky is also Assistant Secretary of WHX Corporation, a NYSE listed company and a director of CPX Corp., a company with no significant operating business. As of the date hereof, Mr. Wolosky did not beneficially own any shares of Common Stock. Mr. Wolosky has not purchased or sold any shares of Common Stock in the past two years. The business address of Mr. Wolosky is c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022. Mr. Wolosky is not adverse to SL or any of its subsidiaries in any material pending legal proceedings.

         On February 15, 2001, Steel, Warren G. Lichtenstein, Newcastle, Mark E. Schwarz, Glen Kassan, James R. Henderson and Steven Wolosky (collectively, the "Group") entered into a Joint Filing Agreement, in which, among other things,
(i) they agreed to the joint filing on behalf of each of them of  statements  on
Schedule 13D with respect to the Common Stock of SL, (ii) the parties agreed to form The SL Full Value Committee for the purpose of soliciting proxies or written consents for the election of the Nominees, or any other person(s) nominated by Steel, to the SL Board at the Annual Meeting, and (iii) Steel agreed to bear all expenses incurred in connection with the Group's activities, including approved expenses incurred by any of the parties in the solicitation of proxies or written consents by The SL Full Value Committee. The Joint Filing Agreement is attached hereto as Exhibit A and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement. Other than as stated above, there are no arrangements or understandings between Steel and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consents by the Nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto and incorporated herein by reference.

         (ii) Each of the Nominees has consented to serve as a director of SL if so elected. Such consents are attached hereto as Exhibit B.

         (iii) The address of Steel, as we believe it appears on SL's books, is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         (iv) As of the date hereof, Steel is the beneficial owner of 503,000 shares of Common Stock of the Company.

         (iv) Steel hereby represents that it is a holder of record of shares of the Company entitled to vote at the Annual Meeting. A representative of Steel intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this Notice for election to the Board of Directors of the Company.

         In addition to the information provided in this Notice, the Nominees and Steel will promptly provide any and all additional information reasonably required by SL pursuant to the Bylaws or Restated Certificate of Incorporation, as amended. Please address any correspondence to Steel Partners II, L.P.,
Attention: Warren Lichtenstein, telephone (212) 813-1500, facsimile (212)

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 25 of 37 Pages
-------------------------------                       --------------------------


813-2198 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 753-7200, facsimile (212) 755-1467). The giving of this Notice is not an admission that the procedures for notice contained in the Bylaws are legal, valid or binding, and Steel reserves the right to challenge their validity. In addition, Steel reserves the right to challenge any effort by SL or the SL Board to conduct the Annual Meeting on any date other than April 20, 2001.


                                                     Very truly yours,

                                                     STEEL PARTNERS II, L.P.

                                                     By: Steel Partners L.L.C.,
                                                         its General Partner

                                                     /s/ Warren G. Lichtenstein
                                                     --------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 26 of 37 Pages
-------------------------------                       --------------------------



                                   SCHEDULE I

                TRANSACTIONS IN THE SHARES OF SL INDUSTRIES, INC.
                            DURING THE PAST TWO YEARS


Shares of Common Stock               Price Per                       Date of
      Purchased                        Share                        Purchase
      ---------                        -----                        --------

                             STEEL PARTNERS II, L.P.
                             -----------------------


        25,500                        $11.94412                     05/20/99
         4,000                        $10.73250                     10/06/00
           500                        $10.79000                     10/12/00
        16,000                        $10.78090                     10/17/00
        18,400                        $10.08230                     10/18/00
         9,200                        $10.80000                     10/25/00
         2,000                        $10.55000                     11/22/00
         1,500                        $11.00830                     11/27/00
           100                        $10.95000                     11/30/00
         7,500                        $10.82080                     12/04/00
         9,800                        $10.99900                     12/05/00
         2,000                        $11.05000                     12/06/00
           200                        $10.86250                     12/11/00
         6,000                        $10.85440                     12/12/00
         4,700                        $10.76010                     12/13/00
         2,600                        $10.71590                     12/14/00
         1,000                        $10.98750                     12/15/00
           500                        $10.86250                     12/18/00
           700                        $10.98750                     12/20/00
         1,500                        $10.34170                     12/22/00
         5,100                        $10.67500                     12/26/00

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 27 of 37 Pages
-------------------------------                       --------------------------



         3,500                        $11.22860                     12/28/00
         2,500                        $11.45000                     12/29/00
        18,300                        $11.10460                     01/04/01
         1,800                        $11.05000                     01/05/01
         3,500                        $10.92500                     01/08/01
           200                        $10.80000                     01/11/01
           500                        $11.05000                     01/18/01
         2,500                        $11.28750                     01/22/01
        15,600                        $11.30000                     01/23/01
         6,500                        $11.75460                     02/02/01


                            NEWCASTLE PARTNERS, L.P.
                            ------------------------


        10,000                         $10.8725                     02/04/00
         5,000                         $10.6750                     02/09/00
         4,700                         $10.5600                     02/11/00
        10,000                         $10.5600                     02/11/00
           300                         $10.5600                     02/14/00
         9,000                         $10.4944                     02/14/00
         4,000                         $10.4350                     02/16/00
           800                         $10.4350                     02/17/00
           200                         $10.4350                     02/18/00
         3,000                         $10.1750                     03/13/00
        15,000                         $10.1333                     03/14/00
         2,700                          $9.9250                     03/15/00
         3,000                          $9.9250                     03/17/00
         1,000                          $9.9250                     03/20/00
        10,000                          $9.9875                     03/28/00

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 28 of 37 Pages
-------------------------------                       --------------------------



         5,000                          $9.7375                     04/11/00
         6,500                          $9.8625                     04/14/00
         4,000                          $9.5188                     05/11/00
         2,000                          $9.4250                     05/12/00
         3,000                          $9.4250                     05/15/00
         2,000                          $9.8000                     06/26/00
         2,000                          $9.8000                     07/03/00
         2,000                          $9.4875                     07/05/00
         3,000                          $9.4667                     07/07/00
         4,000                         $10.4250                     12/22/00


                             WARREN G. LICHTENSTEIN(1)
                             ----------------------

                                      NONE


                                MARK E. SCHWARZ(2)
                                 ---------------

                                      NONE

-------------------
     1 By virtue of his position with Steel, Mr. Lichtenstein has the power to vote and dispose of the Common Stock owned by Steel. Accordingly, Mr. Lichtenstein may be deemed to be the beneficial owner of the Common Stock owned by Steel.

     2 By virtue of his position with Newcastle, Mr. Schwarz has the power to vote and dispose of the Common Stock owned by Newcastle. Accordingly, Mr. Schwarz may be deemed to be the beneficial owner of the Common Stock owned by Newcastle.

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 29 of 37 Pages
-------------------------------                       --------------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                             [Intentionally Omitted]

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 30 of 37 Pages
-------------------------------                       --------------------------


                                    EXHIBIT B

                                NOMINEE CONSENTS

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 31 of 37 Pages
-------------------------------                       --------------------------


                             WARREN G. LICHTENSTEIN
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022



                                                   February 15, 2001



Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P. of its intention to nominate the undersigned as a director of SL Industries, Inc. ("SL") at the SL 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of SL if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ Warren G. Lichtenstein
                                                     --------------------------
                                                     Warren G. Lichtenstein

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 32 of 37 Pages
-------------------------------                       --------------------------


                                 MARK E. SCHWARZ
                          c/o Newcastle Partners, L.P.
                          200 Crescent Court, Suite 670
                               Dallas, Texas 75201



                                                  February 15, 2001



Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P. of its intention to nominate the undersigned as a director of SL Industries, Inc. ("SL") at the SL 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of SL if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ Mark E. Schwarz
                                                     -------------------
                                                     Mark E. Schwarz

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 33 of 37 Pages
-------------------------------                       --------------------------


                                   GLEN KASSAN
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022



                                                     February 15, 2001



Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P. of its intention to nominate the undersigned as a director of SL Industries, Inc. ("SL") at the SL 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of SL if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ Glen Kassan
                                                     ---------------
                                                     Glen Kassan

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 34 of 37 Pages
-------------------------------                       --------------------------


                               JAMES R. HENDERSON
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022



                                                  February 15, 2001



Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P. of its intention to nominate the undersigned as a director of SL Industries, Inc. ("SL") at the SL 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of SL if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ James R. Henderson
                                                     ----------------------
                                                     James R. Henderson

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 35 of 37 Pages
-------------------------------                       --------------------------


                                 STEVEN WOLOSKY
               c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022



                                                      February 15, 2001



Attention: Corporate Secretary
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Gentlemen:

                  You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P. of its intention to nominate the undersigned as a director of SL Industries, Inc. ("SL") at the SL 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of SL if elected at the Annual Meeting.


                                                     Very truly yours,

                                                     /s/ Steven Wolosky
                                                     ------------------
                                                     Steven Wolosky

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 36 of 37 Pages
-------------------------------                       --------------------------


                           THE SL FULL VALUE COMMITTEE
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022



                                                February 16, 2001


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Owen Farren
President and Chief Executive Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Dear Mr. Farren:

         Steel Partners II, L.P. ("Steel Partners") is a long-term and significant shareholder of SL Industries, Inc. ("SL" or the "Company") and is deeply concerned by management's inability to enhance shareholder value. As a direct result, Steel Partners notified you of the nomination of its slate of five nominees for election to the Board of Directors of SL (the "SL Board") and the formation of The SL Full Value Committee (the "Committee") in a letter to the SL Board dated February 15, 2001. Although the SL Board has purported to focus on the creation of value for its shareholders over the last few years, we believe that the SL Board has failed in achieving this goal and SL shareholders have not been rewarded for their investment in SL.

         We are concerned about the recently announced decision of SL to engage Credit Suisse First Boston to assist the Company in evaluating strategic alternatives to maximize shareholder value, since the focus of the engagement appears to be the growth of the power and data quality equipment and systems business. We believe that in order to fully maximize shareholder value, the Company should take action that would give shareholders the greatest return on their investment in the short term. Since we no longer have confidence in management's ability to transform SL into a growth company, especially under its almost decade-old Power and Data Quality strategy, we believe that immediate action should be taken to maximize shareholder value.

         Steel Partners, under the leadership of its managing member Warren Lichtenstein, has a record of assisting companies in creating shareholder value in the short term represented by completed transactions with Aydin Corporation, PLM International, Inc., Saratoga Beverage Group, Inc. and Tech-Sym Corporation. Steel Partners continues to believe there is significant value inherent in SL's assets despite its poor operating performance and current stock price.

         It is for the above-stated reasons, and others, that we have now concluded that the best means by which we can ensure the SL Board acts in the immediate best interests of the Company's shareholders is to have certain directors of the Company removed and in their place elect directors

-------------------------------                       --------------------------
CUSIP No. 784413106                      13D          Page 37 of 37 Pages
-------------------------------                       --------------------------

committed to pursuing strategic alternatives. In that regard, we have formed the Committee and will commence a proxy solicitation whereby we will seek to elect to the SL Board Steel's slate of nominees. If elected, the slate will take all necessary action in order to create short-term value for the SL shareholders.


                                             Very truly yours,

                                             THE SL FULL VALUE COMMITTEE

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
                                             Warren G. Lichtenstein